Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

STRANDSMART INC
501 W. BROADWAY SUITE 800
SAN DIEGO, CA 92101
https://strandsmart.com/

Up to $1,234,995.12 in Common Stock at $4.14
Minimum Target Amount: $9,998.10

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: STRANDSMART INC
Address: 501 W. BROADWAY SUITE 800, SAN DIEGO, CA 92101
State of Incorporation: DE
Date Incorporated: September 27, 2017

Terms:

Equity

Offering Minimum: $9,998.10 | 2,415 shares of Common Stock
Offering Maximum: $1,234,995.12 | 298,308 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $4.14
Minimum Investment Amount (per investor): $496.80

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus (Previous Investors):

StrandSmart would like to offer you 10% bonus shares

Time-Based:

Friends and Family

Invest within the first 48 hours and receive 15% bonus shares

Super Early Bird

Invest within the 72 hours and receive 10% bonus shares

Early Bird Bonus

Invest within the first week and receive 5% bonus shares

Amount-Based:

$5,000+

1st Tier

5% bonus shares

$10,000+

2nd Tier

10% bonus shares

$25,000+

3rd Tier

15% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

SmartStrand, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.14 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $414. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Prior Investor Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

We are a cell-based liquid biopsy company developing diagnostic tests that enable oncologists to personalize treatment for cancer patients based on genetic information specifically from cells shed from the primary tumor which is most representative of the actual tumor and these cancer cells are found circulating in the bloodstream of cancer patients.

Circulating tumor cells 'CTCs' are cells shed from the patient's primary tumor. These cells travel through the bloodstream and attempt to form attachments to other organs to develop new tumors. This is the process of cancer metastasis. *

Weiss, L. Observations on the Antiquity of Cancer and Metastasis. Cancer Metastasis Rev 19, 193–204 (2000). https://doi.org/10.1023/A:1010646304844

These cells are the fundamental unit of cancer and we can analyze them to understand which pathways they intend to take to create new tumors. This information allows oncologists to administer targeted therapies to block these pathways to get better outcomes for patients than the standard of care practice of using chemotherapy and radiation, which are harmful and not personalized to a particular patient's cancer.

business model

We are a centralized lab service model, offering laboratory developed tests (blood tests) to pharmaceutical companies and clinicians. Pharma companies develop targeted cancer drugs and oncologists will use the results to inform treatment decisions for their patients.

The long-term value of the company lies in the data generated from these circulating tumor cells over time, which enables us to get a better understanding of the pathways the cancer chooses to evolve, and the moment at which cancer has changed so much that the patient becomes resistant to the treatment they are receiving. We believe StrandSmart is uniquely positioned to collect comprehensive data from patient blood samples over time. An additional source of revenue will come from providing access via a potential license to the data repository to biotech and pharmaceutical companies developing novel targeted cancer therapies.

(This is part of the revenue model so StrandSmart will license the data generated from the assay to interested drug developers and other interested parties).

Competitors and Industry

Competitors

Our competitors have already generated significant returns to investors via acquisition or going public by selling liquid biopsy tests to the marketplace that are only partial solutions analyzing only cancer mutations, (Ct-DNA) providing a limited view of the cancer. Foundation Medicine (Roche acq.), Guardant Health (IPO) and Natera (IPO). Firstly these tests don't have actionable results for most patients. Secondly, they cannot capture the evolution of the patient's cancer nor do they shed light on whether the patient has become resistant to a given therapy they are on. StrandSmart's test will be comprehensive, filling the void created by the competitors in the market by indicating the changes in tumor evolution that lead to drug response or drug resistance.

https://www.sciencedirect.com/science/article/pii/S0302283816308570

https://aacrjournals.org/cancerres/article/80/22/4892/645973/Morphology-Predicted-Large-Scale-Transition-Number

Sources: Commercializing Novel IVDs. https://glorikian.com/novel-ivds-a-comprehensive-manual-for-success/

Industry

The liquid biopsy market is a nascent industry that is experiencing rapid growth in revenue (the tests are now widely covered by insurance) and technological developments, of which StrandSmart is leading. The industry has been based upon a limited amount of information from the sequencing of cfDNA for mutations ONLY, and the StrandSmart platform uncovers much more information through the capture and analysis of circulating tumor cells heretofore destroyed and unevaluatable. The timing for StrandSmart is critical. We overcome the limitations of predecessor technologies for capturing and enriching CTCs, and the advent of single-cell sequencing and other 'omic technologies enables us to fully exploit these tumor cells in circulation in order to unload the cargo of information they carry and equip oncologists to improve patient outcomes, and drug developers to find novel therapies for treating solid tumor cancers.

We are targeting the post-diagnosis oncology market, initially offering tests for metastatic lung, breast, and prostate cancer patients. In the US alone, there are 287,850 new breast cancer cases annually, and 168,000 breast cancer patients living with metastatic disease. There are 236,740 new lung cancer cases annually and 151,000 patients living with metastatic lung cancer. There are 268,490 new prostate cancer patients annually and 42,970 patients living with metastatic prostate cancer. We have 5 issued patents around the device, its manufacturing and uses. In addition we have 2 PCT applications, 2 US continuations and 1 US divisional in process.

Current Stage and Roadmap

Current Stage

The Company is currently in the research & development stage. We plan to offer paid services to pharmaceutical companies for Research Use Only (RUO) from 2023 onwards.

The current phase of development entails conducting and publishing the data from the validation study on ~250 patients that are required prior to initiating a CLIA lab where we will conduct paid proof-of-concept studies with biotech and pharma customers. At the same time, we prepare for the commercial launch of our first LDT, a laboratory-developed test for matching metastatic cancer patients with the optimal therapy based on transcriptomic analysis of their circulating tumor cells (CTCs).

Traction

Raised $5.5M in pre-seed funding through SAFE notes

•Exclusive license agreement with Worcester Polytechnic Institute University of Louisville, where the technology originated

• Publication as a cover to Lab on a Chip Journal (2019)

•Partnered with Battelle Memorial Research Institute to conduct validation in a dedicated 3rd party lab

•Accepted to Stanford StartX Med accelerator which consists of the top 1% of Stanford-affiliated companies

•Presented pilot in NSCLC lung cancer data on 124 patients at AACR 2022(American Association of Cancer Research)

• 5 issued patents + 2 PCTapplications, 2 US continuations, and 1 UD divisional application in process

Partnership with Cleveland clinic and Resistance Bio to analyze and compare RNA expression of blood and tissue specimens from 250 Non-small cell lung cancer patients

Sources: https://startx.com/companies_med

Future Roadmap

Over the next few years:

Initiate our commercial lab operations in San Diego and conduct paid studies for biotech/pharma companies

Grow pharma partnering business and launch the first laboratory-developed test on the market for clinical use by oncologists.

The Team

Officers and Directors

Name: Adrianna Davies

Adrianna Davies's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, President, Secretary, Treasurer & Founder
  Dates of Service: August, 2017 - Present
  Responsibilities: Chief Executive officer responsible for raising capital. Adrianna receives $12K/ month.

Other business experience in the past three years:

- **Employer:** StartX.
  Title: Founder S21
  Dates of Service: June, 2021 - Present
  Responsibilities: Providing direction or the business

Other business experience in the past three years:

- **Employer:** Cell Vault
  Title: Advisor/Investor
  Dates of Service: February, 2019 - Present
  Responsibilities: investor

Name: Wes Blakeslee

Wes Blakeslee's current primary role is with Blakeslee, LLC. Wes Blakeslee currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** General Counsel and Vice President
  Dates of Service: September, 2017 - Present
  Responsibilities: Provides overall legal services to the Company. Wes does not currently take a salary.

Other business experience in the past three years:

- **Employer:** Blakeslee, LLC
  Title: CEO, President
  Dates of Service: August, 2014 - Present
  Responsibilities: Provides consulting and legal services and consulting.

Other business experience in the past three years:

- **Employer:** Nocendra, Inc · Contract
  Title: General Counsel
  Dates of Service: May, 2018 - Present
  Responsibilities: Provides general legal advice.

Other business experience in the past three years:

- **Employer:** Blakeslee and Wallace P.C.
  Title: Counsel
  Dates of Service: January, 1984 - Present
  Responsibilities: Legal Practice. General business, financial and transactional intellectual property practice including litigation in all courts, state and federal.

Name: Anula Jayasuriya

Anula Jayasuriya's current primary role is with EXXclaim Capital. Anula Jayasuriya currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: May, 2017 - Present
  Responsibilities: Strategic, commercial, and scientific guidance to company. Introductions to experts, partners and investors. Anula does not take a salary.

Other business experience in the past three years:

- **Employer:** EXXclaim Capital
  Title: Founder and Managing Director
  Dates of Service: July, 2017 - Present
  Responsibilities: Founder and Managing Director

Name: John Park

John Park 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Scientific Officer
  Dates of Service: December, 2020 - Present
  Responsibilities: John helps lead the company's scientific and clinical research to develop novel CTC-based cancer diagnostics and tools.

Name: Mark Myslinski

Mark Myslinski's current primary role is with LaurelWey, LLC · Self-employed. Mark Myslinski currently services 25-35 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Product Officer
  Dates of Service: March, 2018 - Present
  Responsibilities: He is developing the test.

Other business experience in the past three years:

- **Employer:** LaurelWey, LLC · Self-employed
  Title: CEO
  Dates of Service: May, 2015 - Present
  Responsibilities: LaurelWey Consulting, LLC is Mark's business specializing in CLIA laboratories and molecular diagnostics. Product Development and commercial and payor strategies.

Name: Mark Connelly

Mark Connelly's current primary role is with ScIntell Consulting, LLC. Mark Connelly currently services 25-35 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer
  Dates of Service: May, 2018 - Present
  Responsibilities: Answer questions regarding StrandSmart's technology and scientific direction.

Other business experience in the past three years:

- **Employer:** ScIntell Consulting, LLC
  Title: President and Chief Scientific Officer
  Dates of Service: January, 2021 - Present
  Responsibilities: Head of Science for this consulting group

Other business experience in the past three years:

- **Employer:** Menarini Silicon Biosystems
  Title: Chief Industrial Operations and R&D Officer, US
  Dates of Service: March, 2017 - September, 2020
  Responsibilities: Head of industrial operations

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the

stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the biotechnology industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to additional capital in order to support our working capital requirements as we grow. If we cannot obtain additional capital when we need it, we could be forced to raise additional equity capital and / or debt, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. In that case, the only asset remaining to generate a return on your investment could be our intellectual property.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that there may never be an operational StrandSmart Laboratory Developed Test (LDT) or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our LDT. Delays or cost overruns in the development of our LDT and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on

the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
StrandSmart was formed on September 27th 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. StrandSmart has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that StrandSmart's lab test is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns several trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its

unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the CLIA(Clinical Laboratory Independent Amendments), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company currently has a high amount of outstanding convertible securities.
The Company currently has $5,436,700 in SAFEs and $50,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

The Company currently has an overdue Convertible Note.
In 2018, the Company issued a Convertible Note to David Maltz for $50,000.00. Please review the details in the Company Securities section. This note was amended in 2021 to change the maturity date to February 2022. This date is past due and this note is currently outstanding. The note has not yet been converted nor collected. The Issuer is in discussion for amending this note's maturity date again.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Adrianna Davies	3,160,500	Common Stock	47.3483%

The Company's Securities

The Company has authorized Common Stock, SAFEs, and Convertible Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 298,308 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 4,357,500 outstanding.

Voting Rights

One vote per share. Please see the voting rights for the securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options & Warrants

The total amount outstanding includes 1,900,000 of shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 417,500 shares to be issued pursuant to stock options, reserved but unissued.

SAFEs

The security will convert into safe preferred stock equal to the purchase amount divided by the conversation price and the terms of the SAFEs are outlined below:

Amount outstanding: $5,436,700.00
Interest Rate: 0.0%
Discount Rate: 30.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversation Price. I

Material Rights

Valuation caps vary from 10 - 15 million. Discount rates vary from 10-30%. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversation Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the purchase amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability

Convertible Notes

The security will convert into Common stock and the terms of the Convertible Notes are outlined below:

Amount outstanding: $50,000.00
Interest Rate: 6.0%
Discount Rate: %
Valuation Cap: $10,000,000.00
Conversion Trigger: Automatic Conversion in a Qualified Financing:

Material Rights

The convertible notes are convertible into Common Shares at a conversion price. Automatic Conversion in a Qualified Financing: Upon the closing of the first sale or series of related sales of equity securities by the Company after the date of the Convertible Note Contract that results in proceeds to the Company (exclusive of the amount represented by this Note or any other convertible promissory notes made by the Company) in the aggregate amount of at least One Million Dollars ($1,000,000) (a "Qualified Financing"), the outstanding principal balance of this Note together with accrued interest (the "Balance") shall automatically convert on the date of the closing of such Qualified Financing, into the same securities issued in the Qualified Financing (the "Financing Shares") on the same terms and conditions applicable to the other investors participating in the Qualified Financing, and the Balance shall automatically convert into a number of Financing Shares equal to the greater of 1) the quotient obtained by dividing (x) the Balance by (y) 80% of the per share price of the shares in the Qualified Financing, rounded down to the nearest whole share, 2) if the Company's pre-money valuation in the Qualified Financing exceeds the sum of CAP ($10,000,000) (the "Target Valuation Amount"), the Balance shall automatically convert into a number of Financing Shares determined by dividing the Balance by the quotient obtained by dividing (x) the Target Valuation Amount by (y) the number of issued and outstanding shares of Common Stock of the Company (assuming conversion of all securities convertible into Common Stock, exercise of all outstanding options and warrants, and including the shares reserved or authorized for issuance under the Company's existing equity incentive plan or any equity incentive plan to be adopted in the connection with the Qualified Financing). Conversion into Common Stock on Maturity or Extension of Maturity Date: this Note shall automatically convert immediately prior to the Maturity Date into the right to receive a number of common shares of the Company equal to the lesser of (A) the number determined by dividing (x) the Balance by (y) eighty percent (80%) of the current per share fair market value of the shares of the Company, as determined in good faith by the Board of Directors ("Board") or (B) the quotient obtained by dividing (x) the Target Valuation Amount by (y) the number of outstanding shares of Common Stock (assuming conversion of all securities convertible into common stock, exercise of all outstanding options and warrants, and including the shares reserved or authorized for issuance under the Company's equity incentive plan, if applicable). Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $1,555,000.00
  Use of proceeds: Research, development, and patent costs
  Date: July 31, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $2,116,700.00
  Use of proceeds: Research, development, patent costs
  Date: March 31, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $2,310,000.00
  Use of proceeds: Research, Development, patent costs
  Date: October 25, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue & Cost of Sales & Gross Margins

Revenue for the fiscal year 2020 was $0 compared to $0 in the fiscal year 2021. The company is a pre-revenue R&D stage biotech company. Cost of Sales for the fiscal year 2020 was $0 compared to $0 in the fiscal year 2021. Gross margins for the fiscal year 2020 were $0 compared to $0 in the fiscal year 2021. Biotechnology companies typically operate for 10 years + without revenue as they incur significant upfront R&D costs in order to validate new diagnostic tests for use on patients.

Expenses

Expenses for the fiscal year 2020 were $1,158, 109 compared to $1,214,772 in the fiscal year 2021.

We were actively running a pilot trial on ~ 150 NSCLC lung cancer patients. Difference related to increased enrollment post-pandemic. The expenses are related to patients sample acquisition and Next generation sequencing conducted on the patients samples. The major challenges facing the company are the long development timelines prior to achieiving reimbursment for a clinical product.

Historical results and cash flows:

The Company is currently in the research and development stage and pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we will begin to generate revenue from our pharmaceutical services business which will offset the capital requirements needed to launch our first clinical assay to oncologists. Past cash was primarily generated through equity investments (SAFE notes). Our goal is to maximize revenues from pharma services while we develop our clinical assay and achieve reimbursement. Liquid biopsy companies have succeeded with this model, achieving multi-billion dollar valuations prior to receiving reimbursement decisions, based on their traction with pharma.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 15th, 2022 the Company has capital resources available in the form of cash held in Silicon Valley bank in the amount of ~ $248,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. All cash is critical for early stage biotechnology companies. We have alternative sources of capital from Angel investors, VCs, and corporate venture capital.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 25% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 9 months. This is based on a current monthly burn rate of ~$18K for expenses related to Salaries and R&D.

Burn is $18K until we raise $1.2M then we will go full speed with patient enrollment and our burn will go up to $100k

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2 years. This is based on a current monthly burn rate of $ 100,000 for expenses related to operating the company, launching our pharma services business, and validating our clinical assay.

Burn is $18K until we raise $1.2M then we will go full speed with patient enrollment and our burn will go up to $100k.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including Venture capital, Grants, and Angel investments.

Indebtedness

- **Creditor:** SAFEs
  Amount Owed: $5,436,700.00
  Interest Rate: 0.0%
  Valuation caps vary from 10 - 15 million. Discount rates vary from 10-30%. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversation Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the purchase amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's

securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability

- **Creditor:** Convertible Note - Particular Ventures, LLC
Amount Owed: $50,000.00
Interest Rate: 6.0%
Maturity Date: February 02, 2023
The convertible notes are convertible into Common Shares at a conversion price. Automatic Conversion in a Qualified Financing: Upon the closing of the first sale or series of related sales of equity securities by the Company after the date of the Convertible Note Contract that results in proceeds to the Company (exclusive of the amount represented by this Note or any other convertible promissory notes made by the Company) in the aggregate amount of at least One Million Dollars ($1,000,000) (a "Qualified Financing"), the outstanding principal balance of this Note together with accrued interest (the "Balance") shall automatically convert on the date of the closing of such Qualified Financing, into the same securities issued in the Qualified Financing (the "Financing Shares") on the same terms and conditions applicable to the other investors participating in the Qualified Financing, and the Balance shall automatically convert into a number of Financing Shares equal to the greater of 1) the quotient obtained by dividing (x) the Balance by (y) 80% of the per share price of the shares in the Qualified Financing, rounded down to the nearest whole share, 2) if the Company's pre-money valuation in the Qualified Financing exceeds the sum of CAP ($10,000,000) (the "Target Valuation Amount"), the Balance shall automatically convert into a number of Financing Shares determined by dividing the Balance by the quotient obtained by dividing (x) the Target Valuation Amount by (y) the number of issued and outstanding shares of Common Stock of the Company (assuming conversion of all securities convertible into Common Stock, exercise of all outstanding options and warrants, and including the shares reserved or authorized for issuance under the Company's existing equity incentive plan or any equity incentive plan to be adopted in the connection with the Qualified Financing). Conversion into Common Stock on Maturity or Extension of Maturity Date: this Note shall automatically convert immediately prior to the Maturity Date into the right to receive a number of common shares of the Company equal to the lesser of (A) the number determined by dividing (x) the Balance by (y) eighty percent (80%) of the current per share fair market value of

the shares of the Company, as determined in good faith by the Board of Directors ("Board") or (B) the quotient obtained by dividing (x) the Target Valuation Amount by (y) the number of outstanding shares of Common Stock (assuming conversion of all securities convertible into common stock, exercise of all outstanding options and warrants, and including the shares reserved or authorized for issuance under the Company's equity incentive plan, if applicable). Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $18,040,050.00

Valuation Details:

The company deterined its pre-money valuation based on an analysis of multiple factors. First, the technology has received ~$2M of federal grants from the National Cancer Institute (NCI, and the National Science Foundation (NSF) applied towards developing the core technology and intellectual property assets being commercialized by StrandSmart. An additional ~ $5.7 million was raised from professional biotech angels and VC funds at the last valuation of $15M pre-money cap.

Second, the technology was de-risked at a third party to show reproducibility of the data obtained in the academic lab setting. The technology was further de-risked in a human clinical study with excellent results on 124 NSCLC lung cancer patients. The data was presented and published at the annual American Association of Cancer Research Annual meeting in April 2022.

Third, the team has since partnered with Resistance Biosciences and the Cleveland Clinic to analyze blood and tissue for ~250 patients to demonstrate potential clinical actions. The liquid biopsy annual market for therapy selection and residual disease monitoring is ~ $50Billion annually. Sources: This invention was made with Government Support under Grant Numbers 1463869 ($201,531 WPI 2014-17) 1410678 ($489,861 UofL 2014-17) and 1463987 ($161,847 WPI 2014-17) awarded by the National Science Foundation and Grant Numbers 1R15CA156322-01A1 ($422,722 UofL 2011) and 7R15CA156322-02 ($39,958 WPI 2011) awarded by the National Cancer Institute. The Government has certain rights in the invention.

<u>Disclaimers</u>

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) there is only one class of common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $5,436,700 in SAFEs and $50,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.10 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,234,995.12, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Research & Development*
  85.0%
  Our R&D costs include paying for clinical samples from patients, fabricating our device, running the assay in order to publish data demonstrating the clinical utility of our platform.
- *Operations*
  9.5%
  Intellectual property, legal, an general administrative costs associated with running the company

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://strandsmart.com/ (https://strandsmart.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/strandsmart

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR STRANDSMART INC

[See attached]

STRANDSMART, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
StrandSmart, Inc.
San Diego, California

We have reviewed the accompanying financial statements of StrandSmart, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

October 24, 2022
Los Angeles, California

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	164,677	$	506,897
Prepaids and Other Current Assets		18,006		15,110
Total Current Assets		**182,683**		**522,007**
Total Assets	**$**	**182,683**	**$**	**522,007**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	166,125	$	400,306
Credit Card		1,814		207
Total Current Liabilities		**167,939**		**400,513**
Simple Agreement for Future Equity (SAFEs)		5,436,700		4,366,700
Convertible Note		50,000		50,000
Accrued Interest on Convertible Note		11,737		8,737
Total Liabilities		**5,666,376**		**4,825,950**
STOCKHOLDERS EQUITY				
Common Stock		436		431
Additional Paid in Capital		4,345		389
Retained Earnings/(Accumulated Deficit)		(5,488,474)		(4,304,763)
Total Stockholders' Equity		**(5,483,693)**		**(4,303,943)**
Total Liabilities and Stockholders' Equity	**$**	**182,683**	**$**	**522,007**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	799,418	760,685
Research and Development	473,794	440,567
Sales and Marketing	-	45
Total operating expenses	1,273,212	1,201,297
Operating Income/(Loss)	(1,273,212)	(1,201,297)
Interest Expense	3,000	3,000
Other Loss/(Income)	(92,502)	(6)
Income/(Loss) before provision for income taxes	(1,183,711)	(1,204,291)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (1,183,711)**	**$ (1,204,291)**

See accompanying notes to financial statements.

STRANDSMART INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	**430,750**	**$ 431**	**$ 389**	**$ (3,100,472)**	**$ (3,099,652)**
Net income/(loss)				(1,204,291)	(1,204,291)
Balance—December 31, 2020	**430,750**	**$ 431**	**$ 389**	**$ (4,304,763)**	**$ (4,303,943)**
Stock Split (10:1)	4,307,500	431			
Issuance of Stock	50,000	5	1,710		1,715
Share-Based Compensation			2,246		2,246
Net income/(loss)				(1,183,711)	(1,183,711)
Balance—December 31, 2021	**4,357,500**	**$ 436**	**$ 4,345**	**$ (5,488,474)**	**$ (5,483,693)**

See accompanying notes to financial statements.

STRANDSMART INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021	2020
(USD $ in Dollars)			
CASH FLOW FROM OPERATING ACTIVITIES			
Net income/(loss)	$	(1,183,711)	$ (1,204,291)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:			
Share-based Compensation		2,246	-
Changes in operating assets and liabilities:			
Prepaids and Other Current Assets		(2,896)	(15,110)
Accounts Payable		(234,181)	22,822
Accrued Interest on Convertible Note		3,000	3,000
Credit Card		1,607	(80)
Other Current Liabilities		-	(336)
Net cash provided/(used) by operating activities		**(1,413,935)**	**(1,193,996)**
CASH FLOW FROM INVESTING ACTIVITIES			
Purchases of Property and Equipment		-	-
Net cash provided/(used) in investing activities		-	-
CASH FLOW FROM FINANCING ACTIVITIES			
Capital Contribution		1,715	-
Borrowing on SAFEs		1,070,000	822,825
Net cash provided/(used) by financing activities		**1,071,715**	**822,825**
Change in Cash		(342,220)	(371,171)
Cash—beginning of year		506,897	878,068
Cash—end of year	**$**	**164,677**	**$ 506,897**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest	$	-	$ -
Cash paid during the year for income taxes	$	-	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES			
Purchase of property and equipment not yet paid for	$	-	$ -
Issuance of equity in return for note		-	
Issuance of equity in return for accrued payroll and other liabilities			

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

StrandSmart Inc. was incorporated on September 27, 2017, in the state of Delaware. The financial statements of StrandSmart, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Diego, California.

StrandSmart Inc. is a new-age diagnostics company with a data-driven approach to stage-shifting cancer. The StrandSmart team is developing blood tests to provide primary care physicians with a first alert for otherwise seemingly healthy patients. Most cancers are detected at later stages, when survival rates are lower, and treatments are more costly and potentially harmful. StrandSmart envisions a world where cancers are caught early enough to be curable or better managed. StrandSmart's initial test will be a laboratory developed test (LDT) to confirm which high-risk patients with a positive (LDCT) showing nodule, should be referred to biopsy.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $ 0 and $ 232,760, respectively.

Income Taxes

StrandSmart Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes.

Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The company will earn revenue from selling of laboratory developed test (LDT).

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $0 and $45, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 24, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements.

The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Prepaid Expenses	18,006	15,110
Total Prepaids and Other Current Assets	**$ 18,006**	**$ 15,110**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 20,000,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2021, and December 31, 2020, 4,357,500 and 430,750 shares of Common Stock have been issued and are outstanding. On January 4, 2021, the Company declared stock split of Common stock (10:1).

5. SHAREBASED COMPENSATION

During 2019, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 3,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise		Weighted Average Contract Term
Outstanding at December 31, 2019	-	$	0.09	-
Granted	-			
Execised	-			
Expired/Cancelled	-			-
Outstanding at December 31, 2020	-	$	0.09	10.24
Exercisable Options at December 31, 2020	-	$	0.09	10.24
Granted	1,905,000	$	-	
Execised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2021	1,905,000	$	0.09	9.24
Exercisable Options at December 31, 2021	-	$	0.09	9.24

Stock option expense for the years ended December 31, 2021, and December 31, 2020 was $2,246 and $0, respectively.

6. DEBT

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Borrowing Period	Valuation Cap	Discount	As of Year Ended December 31, 2021	2020
Safes 2017	Fiscal Year 2017	$ 10,000,000	10%	$ 10,000	$ 10,000
Safes 2018	Fiscal Year 2018	$ 10,000,000	10%	$ 360,000	$ 360,000
Safes 2018	Fiscal Year 2018	$ 10,000,000	25%	$ 785,000	$ 785,000
Safes 2018	Fiscal Year 2018	$ 10,000,000	30%	$ 400,000	$ 400,000
Safes 2019	Fiscal Year 2019	$ 12,000,000	10%	$ 738,900	$ 738,900
Safes 2019	Fiscal Year 2019	$ 12,000,000	20%	$ 250,000	$ 250,000
Safes 2019	Fiscal Year 2019	$ 12,000,000	30%	$ 1,000,000	$ 1,000,000
Safes 2020	Fiscal Year 2020	$ 12,000,000	10%	$ 127,800	$ 127,800
Safes 2020	Fiscal Year 2020	$ 15,000,000	10%	$ 275,000	$ 275,000
Safes 2020	Fiscal Year 2020	$ 15,000,000	20%	$ 420,000	$ 420,000
Safes 2021	Fiscal Year 2021	$ 15,000,000	10%	$ 370,000	$ -
Safes 2021	Fiscal Year 2021	$ 15,000,000	20%	$ 500,000	$ -
Safes 2021	Fiscal Year 2021	$ 15,000,000	30%	$ 200,000	$ -
Total SAFE(s)				**$ 5,436,700**	**$ 4,366,700**

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversation Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the purchase amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability

Convertible Note(s)

Below are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021 Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	For the Year Ended December 2020 Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Note - Particular Ventures, LLC	$ 50,000	6.00%	02/02/2018	02/02/2023	3,000	11,737	-	50,000	50,000	3,000	8,737	-	$ 50,000	50,000
Total	$ 50,000				$ 3,000	$ 11,737	$ -	$ 50,000	$ 50,000	$ 3,000	$ 8,737	$ -	$ 50,000	$ 50,000

The convertible notes are convertible into Common Shares at a conversion price. Automatic Conversion in a Qualified Financing: Upon the closing of the first sale or series of related sales of equity securities by the Company after the date of the Convertible Note Contract that results in proceeds to the Company (exclusive of the amount represented by this Note or any other convertible promissory notes made by the Company) in the aggregate amount of at least One Million Dollars ($1,000,000) (a "Qualified Financing"), the outstanding principal balance of this Note together with accrued interest (the "Balance") shall automatically convert on the date of the closing of such Qualified Financing, into the same securities issued in the Qualified Financing (the "Financing Shares") on the same terms and conditions applicable to the other investors participating in the Qualified Financing, and the Balance shall automatically convert into a number of Financing Shares equal to the greater of 1) the quotient obtained by dividing (x) the Balance by (y) 80% of the per share price of the shares in the Qualified Financing, rounded down to the nearest whole share, 2) if the Company's pre-money valuation in the Qualified Financing exceeds the sum of CAP ($10,000,000) (the "Target Valuation Amount"), the Balance shall automatically convert into a number of Financing Shares determined by dividing the Balance by the quotient obtained by dividing (x) the Target Valuation Amount by (y) the number of issued and outstanding shares of Common Stock of the Company (assuming conversion of all securities convertible into Common Stock, exercise of all outstanding options and warrants, and including the shares reserved or authorized for issuance under the Company's existing equity incentive plan or any equity incentive plan to be adopted in the connection with the Qualified Financing). Conversion into Common Stock on Maturity or Extension of Maturity Date: this Note shall automatically convert immediately prior to the Maturity Date into the right to receive a number of common shares of the Company equal to the lesser of (A) the number determined by dividing (x) the Balance by (y) eighty percent (80%) of the current per share fair market value of the shares of the Company, as determined in good faith by the Board of Directors ("Board") or (B) the quotient obtained by dividing (x) the Target Valuation Amount by (y) the number of outstanding shares of Common Stock (assuming conversion of all securities convertible into common stock, exercise of all outstanding options and warrants, and including the shares reserved or authorized for issuance under the Company's equity incentive plan, if applicable). Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(362,488)	$	(345,578)
Valuation Allowance		362,488		345,578
Net Provision for Income Tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(1,331,695)	$	(969,207)
Valuation Allowance		1,331,695		969,207
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31,

2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $4,462,786, and the Company had state net operating loss ("NOL") carryforwards of approximately $4,462,786. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

There are no related party transactions.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities.

On February 22, 2021, the Company entered into a virtual office agreement with Regus Management Group LLC. The term of this contract is one year, and the monthly payment is $59.00.

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation	
2022	$	118
2023		-
2024		-
2025		-
Thereafter		-
Total Future Minimum Operating Lease Payments	**$**	**118**

Rent expenses were in the amount of $ 6,061 and $ 35,500 as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through October 24, 2022, which is the date the financial statements were available to be issued.

On January 10, 2022, the Company increased the number of Common Stock authorized to issue to 20,000,000. The par value of Common Stock is unchanged equaling $0.0001.

On February 10, 2022, the Company issued a SAFE in the amount of $150,000, with a Post-Money Valuation Cap of $15,000,000 and a discount rate of 90%.

On March 14, 2022, the Company issued a SAFE in the amount of $200,000, with a Post-Money Valuation Cap of $15,000,000 and a discount rate of 80%.

On September 6, 2022, the Company issued a SAFE in the amount of $25,000, with a Post-Money Valuation Cap of $15,000,000 and a discount rate of 70%.

On September 22, 2022, the Company issued a SAFE in the amount of $20,000, with a Post-Money Valuation Cap of $15,000,000 and a discount rate of 70%.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,273,212, an operating cash flow loss of $1,413,935, and liquid assets in cash of $164,677, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

StrandSmart is not live or open to the public at this moment.

INVEST IN STRANDSMART TODAY!

Next generation, cell-based liquid biopsy

StrandSmart is developing a next-generation liquid biopsy (blood) test to enable precision medicine, or the ability to identify the biological driver of a tumor, allowing us to better mat...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


STRANDSMART
The Future of Liquid Biopsy

$0.00 Raised

Reasons to Invest

- Utilizing liquid biopsies for precision medicine is already a $4B market and is estimated to grow to $10B by the end of the decade.
- Current technologies serving the market rely only on the DNA from tumors to drive their test results and drug prediction. StrandSmart leverages the tumor cell itself, where we can analyze and characterize the DNA, RNA, and proteins to provide a 360 view of the biologic drivers of the tumor, enabling us to develop the most accurate and comprehensive test on the market.
- Founded in 2017, we already have lab operations in Columbus, Ohio, and are backed by a management team with 8+ venture exits. Most importantly, three of the cofounders launched the first and only FDA-approved liquid biopsy CTC test.

*(source)

Invest Now
$4.14 Per Share

RAISED	INVESTORS
$0.00	0
MIN INVEST	**VALUATION**
$496.80	$18.04M

OVERVIEW

The future of liquid biopsy

Cancer sometimes happens so fast, it often leaves people feeling helpless in their search for solutions. That's why at StrandSmart - instead of chasing cancer, we aim to get ahead of it, stopping it in its tracks before it makes its next move. The Company is currently pre-revenue and in the development stage.


Aiming to get ahead of Cancer, stopping it in its tracks before it makes its next move

This is now possible with technologies such as single-cell sequencing, which allows us to read the signals expressed by millions of cells at once from a given blood sample.


Superior Analyte
CTCs
WBCs
CNTs
With StrandSmart Device
More cells, in more patients at earlier stages of disease
Assay Agnostic Approach
IHC/ICC
RT-PCR
Sequencing
Offer Tx to Wider Patient Cohort
Identify PDL1 and other actionable biomarkers

As a next-generation cell-based liquid biopsy company, we focus on profiling live tumor cells to guide therapy selection, patient monitoring, and therapeutic discovery & development. **This is all to better help cancer patients on their road to recovery.**

THE PROBLEM & OUR SOLUTION

Oncologists are limited in determining how cancer patients will respond to certain treatments. Our live cell characterization provides additional information, which can enable improved decision making.

90% of cancer deaths are due to treatment failure, as cancer is a moving target that changes and evolves (source).


90%
of cancer deaths are due to treatment failure

Liquid biopsy tests on the market today can only identify known cancer mutations - which is only about 10% of all cancers (source).


January Tumor Report
March Tumor Report
June Tumor Report
Genes:
Pathway analysis:
Expression Signatures
Drug Resistance
Treatment Options
Equipping oncologists and drug developers with the information needed to get the best possible outcomes for patients

StrandSmart alerts physicians of these mutations so they can respond with alternative interventions - that we believe can lead to better outcomes. StrandSmart can extract the same mutation data as other, and in addition augment the information by adding transcriptomic, and proteomic data. The 360 degree view of cancer will predict whether a patient will respond to a drug for a much broader patient population (source). By keeping cells alive after extracting them from a blood sample, we equip oncologists and drug developers with the information needed to get the best possible outcomes for patients.

In addition, by keeping cells alive after extracting them from a blood sample, we equip oncologists and drug developers with the information needed to get the best possible outcomes for patients.

We generate revenue by selling lab tests to biotech and pharmaceutical companies that are developing cancer therapies (Research Market) and oncologists who are treating cancer patients (Cancer diagnostics).

THE MARKET & OUR TRACTION

The liquid biopsy market is a nascent industry that is experiencing rapid growth in revenue

That's because, in the US alone, there are ...



287,850
New breast cancer cases annually
168,000
Breast cancer patients living with metastatic disease
236,740
New lung cancer cases annually
151,000
Patients living with metastatic lung disease
268,490
New prostate cancer cases annually
168,000
Patients living with metastatic prostate disease

Sources: Cancer.org, Cancer.org, Cancer.org , Cancer.org, Verzenio, Komen, Zero Cancer

We are initially targeting the post-diagnosis oncology market. Our first tests are for metastatic lung, breast, and prostate cancer patients.

So far, these markets have had to rely on a limited amount of information from the sequencing of DNA for mutations only (source). With that, we believe the timing for StrandSmart is critical. Not only have we overcome the limitations of predecessor technologies for capturing Circulating-Tumor-Cells (CTCs), but the advent of single-cell sequencing technologies enables us to fully exploit them and unload the cargo of information they carry to improve outcomes.

Here's a look at our progress to date:



STRANDSMART
Raised $5.5M in pre-seed funding through SAFE notes
Partnered with Battelle Memorial Research Institute to conduct validation in a dedicated 3rd party lab
Presented pilot in NSCLC lung cancer data on 124 patients at AACR 2022 (American Association of Cancer Research)
5 issued patents + 2 PCT applications, 2 US continuations, and 1 UD divisional application in process
Exclusive license agreement with Worcester Polytechnic Institute, where the technology originated
Accepted to Stanford StartX Med accelerator which consists of the top 1% of Stanford affiliated companies
Partnership with Cleveland clinic and Resistance Bio to analyze and compare RNA expression of blood and tissue specimens from 250 Non-small cell lung cancer patients

**source*

WHY INVEST

Our vision is a world where cancer is no longer a terminal disease

We think cancer should be managed as a chronic disease that doesn't interfere with the quality of life or life expectancy. With that, we want to make personalized cancer treatment accessible to everyone, and at the same time, accelerate the ability of the drug development community to develop new treatments to address all cancer diseases.

Over the next few years, we aim to...



Initiate our commercial lab operations in San Diego and conduct paid studies for biotech/ pharma companies

Launch first laboratory developed test on the market for clinical use by oncologists



The advent of genomics and sequencing technology over the last 10 years has already changed how we view and treat cancer with an understanding of DNA and cancer mutations.



Help us make personalized cancer treatment accessible to everyone

StrandSmart sees itself as the driver of the next wave of this progress - all by putting comprehensive data of an individual patient's cancer in the hands of the oncologists and drug developers battling the disease on the front lines. Invest in our mission today!

ABOUT

HEADQUARTERS	VALUATION
501 W. BROADWAY SUITE 800 SAN DIEGO, CA 92101	**$18.04M**

StrandSmart is developing a next-generation liquid biopsy (blood) test to enable precision medicine, or the ability to identify the biological driver of a tumor, allowing us to better match the right drug to the individual patient. We are pre-revenue, and are in development, working with academics and pharma to further validate our technology so that we can launch our blood tests to oncologists, giving them the tools to help improve and extend patients' lives.

TEAM



Adrianna Davies
Founder & CEO

Adrianna is a serial life science entrepreneur with a track record of creating value for early-stage technology assets. Adrianna is passionate about solving big problems in healthcare, and her thesis is that prevention is the smartest approach. Adrianna is CEO and cofounder of StrandSmart, a seed-stage startup based in San Francisco, developing a liquid biopsy platform to bridge the gap from cancer detection to true personalized medicine with a simple lab test. StrandSmart is backed by Stanford StartX Med, Formic Ventures, Exxclaim Capital and a number of experienced and exited angel investors. Previously she was at Y-Combinator backed Qurasense Inc., a startup developing menstrual pads to monitor women's health non-invasively. Before that she founded Sparkup Inc. a platform to accelerate technology transfer from universities to life science companies which was acquired in 2015. She holds her degree from McGill University where she played on both the Varsity soccer and rugby teams. She speaks English, Portuguese, French, Spanish, and Investor. In her time recovering from delivering outcomes for investors, you can find her shredding on some kind of board: surf, snow, kite, or skate.



John Park MD
Chief Scientific Officer

Dr. John W. Park is an oncologist who specializes in breast cancer treatment and research. In his laboratory, Park works to develop novel technologies for studying and treating cancer. His research includes investigating new forms of immunotherapy such as immunoliposomes (antibodies paired with vesicles similar to human cell membranes) and vaccines that target cancer cells. He also conducts clinical trials of new cancer treatments. Park has been a visiting scientist at Genentech, where he performed research on HER2/neu, a protein produced in excessive amounts by some breast cancer cells, and Herceptin, a new treatment that acts as an antibody to HER2/neu.



Rex Yung MD
Chief Medical Advsior

Dr. Yung received his undergraduate degree of BA in Biology cum laude from Harvard

College in Cambridge, Massachusetts. He followed up with matriculation at the University of

California in Los Angeles (UCLA), School of Medicine, and after a year in cardiovascular

research funded by an American Heart Association medical student research fellowship,

returned to clinical training in internal medicine at UCLA. His fellowship training in clinical

Pulmonary and Critical Care medicine was completed at the University of California in San

Francisco's (UCSF) campuses and research at the UCSF Cardiovascular Research Institute.

Dr. Yung's first academic appointment was at the University of Southern California where as an

assistant professor of pulmonary & critical care medicine, he was engaged in a broad range of

clinical activities; attending on the consult service, Surgical and Neuro intensive care units,

outpatient subspecialty clinic in Cystic Fibrosis and obstructive lung diseases. His own interest

in lung cancer, advanced diagnostic and interventional bronchoscopy led him to focus on

thoracic oncology. He was recruited to Johns Hopkins University where he served as the

Director of Pulmonary Oncology on the pulmonary service and for some years as the Director of

Bronchoscopy as well.

Nationally and internationally he has been recognized as an expert in the field of

advanced bronchoscopy and thoracic oncology, and have served in leadership positions with

the American College of Chest Physicians, Asia Pacific Society of Respirology, executive

boards of the American Association of Bronchoscopy and International pulmonology, the World

Association of Bronchology and Interventional Pulmonology amongst other national and

international subspecialty medical societies. He has conducted sponsored basic pre-clinical

and clinical research, and have served on various advisory boards of established medical

industry leaders in his field of specialty, such as Olympus, Fujinon, Karl Storz, Boston Scientific,

Philips Imaging, General Electric Imaging. He has also been on the early advisory boards of

medical technology start-ups that have successfully exited, such as PneumRx (British

Technology Group), Asthmatx (Boston Scientific). He was recruited to be the Chief Scientific

Office and subsequently the Chief Medical Officer of Prolung / IONIQ Sciences Inc., working on

biomarkers and Clinical Decision Support in lung cancer early detection. Most recently he has

been appointed the chief medical advisor to Strandsmart Inc, a leader in the field of cancer

liquid biopsies, with novel pathfinder technology to combine high yield Circulating Tumor Cell

(CTC) capture with downstream harvesting for tumor cell expression profiling in advancing non-

invasive cancer diagnosis and directing personalized therapy.

Dr. Yung remains committed to patient care and continues to see and care for patients in

the ambulatory and in-patient clinical settings. From his personal international background of

having been born and raised in East Asia, extensive collaboration with physician scientists

across North America, Europe and East Asia, he has a deep appreciation of the value of

engaging in multidisciplinary and public-private partnerships to advance the medical sciences

and effective delivery of efficacious therapies to the bedside.



Mark Connelly PhD
Chief Technology Officer

Mark C. Connelly, Ph.D., is Vice President R&D for StrandSmart. Dr. Connelly has been leading research and development in the field of rare cell detection and diagnostics for over 18 years.

After 14 years with DuPont and Johnson & Johnson, he was named as Vice President, Reagent Development for Immunicon Corporation and Veridex LLC; where he led the development and commercialization of the CellSearch System. He continued as Scientific Director and Site Directorfor Janssen Diagnostics and became the Chief Industrial Operation and Research andDevelopment Officer, US for Menarini Silicon Biosystems. Over the last 32 years, Dr. Connelly has led the development and commercialization of numerous IVD and RUO products and services in the fields of Clinical Chemistry, Retrovirology, Flow Cytometry, Blood Banking, Autoimmunity, Cancer Diagnostics, and Pharmaceutical Drug Development. Dr. Connelly received his B.S. in Biology from Syracuse University, his Ph.D. in Immunochemistry from the University of Rochester, and completed a postdoctoral fellowship in Molecular Parasitology at Michigan State University.



Wes Blakeslee
General Counsel

Wes Blakeslee is a lawyer, engineer and entrepreneur, and is Principal of Blakeslee, LLC. (wesblakeslee.com) which provides legal and consulting services to universities, university startups, corporations, inventors and entrepreneurs in matters of technology transfer, operations, sponsored research, business formation, moving technology to market, and expert witness services in these and related areas. Blakeslee, LLC provides support to universities regarding policies, particularly intellectual property, conflicts of interest and commitment and sponsored research policies, as well as faculty dispute resolution services. He is a co-founder and General Counsel of StrandSmart, Inc., a startup that licensed and is developing a university invented biomedical technology.

A former NASA engineer, Wes became a lawyer and after more than 20 years in private law practice joined the General Counsel's office at Johns Hopkins University where he practiced intellectual property and complex business law. In 2006, Wes was appointed Executive Director of Johns Hopkins Technology Transfer, transforming the office into one of the strongest in the US. He is Senator of the Industrial and Professional Advisory Council of the Penn State Department of Engineering Science and Mechanics, and in 2013 received the Penn State Outstanding Engineering Alumni Award the highest honor bestowed by the College of Engineering.



Anula Jayasuriya MD MBA PhD
Board Director

Anula Jayasuriya is a successful venture capitalist whose background combines deep business, scientific and medical knowledge with broad clinical, industry, entrepreneurial, and investment experience.

Anula founded EXXclaim Capital, an early-stage venture fund focused on catalyzing innovation, entrepreneurship and investment in Women's Health, and co-founded EILSF, the first Indian fund focusing health care. She sits on several private biotech boards and on the boards of two public companies.

Previously, Anula was an investor at Skyline Ventures and TVM, VP Business Development at Genomics Collaborative Inc., and Vice President, Global Drug Development at Hoffman-La Roche.

Anula received her BA from Harvard summa cum laude, and an MD and PhD from Harvard Medical School. She interned in Pediatrics at Boston Children's Hospital and earned an MBA with distinction from Harvard Business School.



Mark Myslinski
COO

Mark is a serial life science entrepreneur with multiple exits under his belt, and he is also the only guy to successfully take a liquid biopsy for cancer through the FDA and to the market. Mark was the General Manager of Johnson & Johnson's Veridex unit and the platform is known as CellSearch™ assay. Mark serves as StrandSmart's Chief Product Officer and is focused on leading the technology transfer process through the product development and approvals phase to market, ready for every physician's office in America. Mark will ensure the manufacturing process is scalable and compliant. Mark's experience is on the development and commercialization of novel diagnostic tests to the worldwide marketplace.



Ryan Dittamore MBA
Chief Commercial Advisor

Ryan Dittamore has developed and commercialized multiple oncology products utilized in medicine today. Ryan is the CEO of Cordance Medical, working on enabling precision medicine for neuro-oncology patients. Previously, he was Chief Business Officer of Decipher Biosciences, acquired by Veracyte ($600M), and Chief of Medical Innovation at Epic Sciences, where he led the clinical development, reimbursement, guideline support, and commercial partnering of the AR-V7 CTC test (the first predictive test in prostate cancer). Ryan has also held roles at Roche Diagnostics (Ventana), Genisphere (Code Biotherapeutics), and Bio-Rad. Cumulatively, he has partnered with over 60 biopharma companies, is the author of over 30 peer-reviewed publications, and is the inventor of 12 patents.

TERMS

StrandSmart

Overview

PRICE PER SHARE
$4.14

VALUATION
$18.04M

DEADLINE
Invalid Date

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$496.80

MAX INVESTMENT
$1,234,995.12

MIN NUMBER OF SHARES OFFERED
2,415

OFFERING TYPE
Equity

ASSET TYPE

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
298,308

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company	**STRANDSMART INC**
Corporate Address	**501 W. BROADWAY SUITE 800, SAN DIEGO, CA 92101**
Offering Minimum	**$9,998.10**
Offering Maximum	**$1,234,995.12**
Minimum Investment Amount (per investor)	**$496.80**

Terms

Offering Type	**Equity**
Security Name	**Common Stock**
Minimum Number of Shares Offered	**2,415**
Maximum Number of Shares Offered	**298,308**
Price per Share	**$4.14**

Pre-Money Valuation : $18,040,050.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as the Subscriber’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus (Previous Investors):

StrandSmart would like to offer you 10% bonus shares

Time-Based:

Friends and Family

Invest within the first 48 hours and receive 15% bonus shares

Super Early Bird

Invest within the 72 hours and receive 10% bonus shares

Early Bird Bonus

Invest within the first week and receive 5% bonus shares

Amount-Based:

$5,000+

1st Tier

5% bonus shares

$10,000+

2nd Tier

10% bonus shares

$25,000+

3rd Tier

15% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

SmartStrand, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.14 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $414. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus and the Prior Investor Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one’s self, a friend or relative.

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StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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